Exhibit (h)(6)

SALIENT ADVISORS, L.P.

April 27, 2021

To the Trustees of:

Salient MF Trust

4265 San Felipe, 8th Floor

Houston, Texas 77027

Re:	Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Salient Advisors, L.P. (the “Advisor”) with Salient MF Trust (the “Trust”), on behalf of its series Salient Tactical Plus Fund (the “Fund”) on the 15th day of July 2014, we hereby notify you as follows:

1. From May 1, 2021 through April 30, 2022, the Advisor agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund or a Class thereof (excluding taxes, brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees paid indirectly, litigation and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of a Class to the percentage specified in Appendix A hereto of the average annual net assets (on an annualized basis) attributable to such Class of shares of the Fund.

2. The Advisor shall be permitted to recover expenses attributable to the Fund or a Class thereof that the Advisor has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate set forth in Appendix A for such Class. Provided, however, that the Fund is not obligated to pay any such deferred, waived or reimbursed fees or expenses under this agreement more than three years after the end of the fiscal year in which the expense was incurred, subject to the limitations provided in this Section. Any such recovery by the Advisor will not cause a Class to exceed the annual limitation rate in effect during the period in which the Advisor waived such fee or reimbursed such expense or in effect at the time of recoupment. For the avoidance of doubt, if, following the expiration of this agreement, no expenses limitation is then in effect, the Advisor’s ability to recover expenses shall continue for the above three-year period but any addition of a reimbursement expense to the Fund or Class shall occur only (a) if the Fund or Class is at that time operating below the limitation rate that was previously in effect under this agreement at the time of the waiver or reimbursement by the Advisor and (b) shall not cause the expenses of the Fund or Class to exceed the limitation rate set out in this agreement.

3. During the periods covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company act of 1940, as amended (the “1940 Act”)).

4. We understand and intend that the Fund will rely on this undertaking in preparing and filing Post-effective Amendments to the Registration Statement on Form N-1A for the Trust and the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit the Fund to do so.

Very truly yours,

SALIENT ADVISORS, L.P.

By:	/s/ Anjali Agarwal
Anjali Agarwal, Chief Financial Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

Salient MF Trust, on behalf of its series Salient Tactical Plus Fund

By:	/s/ Kristen Bayazitoglu
Kristen Bayazitoglu, Secretary

Appendix A

Expense Limits

Class A	Class C	Class I	Class F
1.65%	2.40%	1.40%	1.09%